FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with some amendments made to certain insurance agreements entered into by Banco de Chile, its affiliate Banchile Corredores de Seguros Limitada, and Banchile Seguros de Vida S.A.

Santiago, November 29, 2010

Mr. Carlos Budnevich Le-Fort

Superintendent of Banks and

Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

                Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this banking institution, that on this date, Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada, on the one hand, and Banchile Seguros de Vida S.A., on the other hand, have amended existent insurance agreements as briefly explained below:

A.- Collection and Data Administration Agreement, entered into by Banco de Chile and Banchile Seguros de Vida S.A. on December 24, 2004. The collection and administration fee that was originally agreed is amended by the establishment of a flat fee in UF (Unidad de Fomento) for each transaction.

B.- Use Agreement for Channels Distribution, entered into by Banco de Chile and Banchile Seguros de Vida S.A. on December 24, 2004. The price for the services is amended by the establishment of a flat fee calculated as a percentage over the paid premium and by the inclusion of an eventual and variable fee payable in accordance with the terms of the Agreement. Additionally, Banchile Seguros de Vida S.A. is given access and use to certain functions of Banco de Chile´s web site.

C.- BANCHILE´s Trademark License Agreement entered into by Banco de Chile and Banchile Seguros de Vida S.A. on December 24, 2004, is amended as to the annual fee payable by Banchile Seguros de Vida S.A. for the use of Banchile´s Trademark.

D.- Distribution Agreement, entered into by Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A. on December 24, 2004. The Schedule related to the intermediation fees is amended.

All of these amendments shall become and remain effective from January 1, 2011 to December 31, 2011.

Additionally, Banco de Chile and Banchile Seguros de Vida S.A. have agreed to early terminate the Internet Channel Agreement, originally executed on December 24, 2004.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is an affiliate of Banco de Chile that was organized pursuant to Article 70 letter a) of the Chilean Banking Act.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2010.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO